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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: October 22, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

NOTICE TO SHAREHOLDERS Royal Standard Minerals Inc.

(An Exploration Stage Company)

(Expressed in United States Dollars) Interim Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended July 31, 2007

Responsibility for Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited January 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The independent auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited interim consolidated financial statements for the three and six months ended July 31, 2007 and July 31, 2006.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Balance Sheets (Unaudited)

July 31, 2007		January 31, 2007
Assets Current assets Cash and cash equivalents Short-term investments Marketable securities Sundry receivables and prepaids Due from related parties (Note 9)	$9,570,778 108,457 112,608 189,630 138,015	$9,654,288 433,699 86,124 141,827 122,386
	10,119,488	10,438,324
Reclamation bond Mineral properties (Note 3) Equipment, net (Note 4)	345,289 10,239,262 1,791,046	181,767 7,788,107 2,056,392
	$22,495,085	$20,464,590
Liabilities Current liabilities Accounts payable and accrued liabilities	$287,788	$202,157
Asset retirement obligation	287,788 181,767	202,157 181,767
	469,555	383,924
Shareholders' Equity Share capital (Note 5) Warrants (Note 6) Contributed surplus Deficit Accumulated other comprehensive income	28,318,622 2,847,058 6,847,365 (16,013,999) 26,484	25,403,464 3,546,935 6,025,637 (14,895,370) -
	22,025,530	20,080,666
	$22,495,085	$20,464,590

Going Concern (Note 1) Commitments and Contingencies (Note 11)

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Mineral Properties (Unaudited)

Three Months Ended July 31, 2007 2006			Six Months Ended July 31, 2007 2006		Cumulative from date of inception of exploration phase
Gold Wedge Project Opening balance	$ 7,323,524	$ 2,999,918	$ 6,153,207	$ 2,636,862	$-
Property acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, equipment and transportation	12,303 37,613 33,592 481,311 --309,661 109,844 1,200 183,098	118,414 --602,955 ---174,449 --	69,799 39,054 87,430 493,546 --654,564 367,622 8,801 618,123	128,484 --904,966 ---225,424 --	576,198 251,607 828,563 771,962 133,353 72,636 2,979,490 783,590 103,523 1,991,224
Activity during the period	1,168,622	895,818	2,338,939	1,258,874	8,492,146
Closing balance	$ 8,492,146	$ 3,895,736	$ 8,492,146	$ 3,895,736	$ 8,492,146
Pinon Project Opening balance	$ 1,179,030	$803,896	$ 1,148,259	$762,285	$-
Property acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees and payroll Reclamation costs Analysis and assays Supplies, equipment and transportation	-----16,411 ---3,557 -	9,174 ----32,547 -----	-----28,249 -18,933 -3,557 -	9,174 ----74,158 -----	425,570 11,850 130,600 7,765 66,273 71,956 32,653 213,835 167,785 70,428 283
Activity during the period	19,968	41,721	50,739	83,332	1,198,998
Closing balance	$ 1,198,998	$845,617	$ 1,198,998	$845,617	$ 1,198,998

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Mineral Properties (Unaudited)

Three Months Ended July 31, 2007 2006			Six Months Ended July 31, 2007 2006		Cumulative from date of inception of exploration phase
Railroad Project Opening balance	$215,813	$ 175,670	$215,813	$ 175,670	$-
Property acquisition costs	-	-	-	-	215,813
Activity during the period	-	-	-	-	215,813
Closing balance	$215,813	$ 175,670	$215,813	$ 175,670	$ 215,813
Fondaway Project Opening balance	$162,778	$ 127,652	$162,778	$ 127,652	$-
Property acquisition costs Analysis and assays	35,000 -	--	35,000 -	--	197,427 351
Activity during the period	35,000	-	35,000	-	197,778
Closing balance	$197,778	$ 127,652	$197,778	$ 127,652	$ 197,778
Como Project Opening balance	$109,527	$ 108,050	$108,050	$ 108,050	$-
Property acquisition costs Travel Geologist Consulting fees and payroll Rent Analysis and assays Written off	25,000 ------	-------	25,000 ---1,477 --	-------	60,695 2,806 5,098 41,532 55,052 9,138 (39,794)
Activity during the period	25,000	-	26,477	-	134,527
Closing balance	$134,527	$ 108,050	$134,527	$ 108,050	$ 134,527

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Mineral Properties (Unaudited)

Three Months Ended July 31, 2007 2006			Six Months Ended July 31, 2007 2006		Cumulative from date of inception of exploration phase
Manhattan Project Opening balance	$-	$-	$-	$-	$-
Property acquisition costs Travel General exploration Consulting fees and payroll Analysis and assays Written off	------	------	------	------	27,707 28,253 63,219 47,743 25,601 (192,523)
Activity during the year	-	-	-	-	-
Closing balance	$-	$-	$-	$-	$-
Other Projects Opening balance $ -$ -	$ -$ -	$ -
Cumulative expenditures from date of inception --Expenditures during the period --Written off --	------	3,410,396 161,548 (3,571,944)
Activity during the year --	--	-
Closing balance $ -$ -	$ -$ -	$ -
TOTAL $10,239,262 $ 5,152,725	$10,239,262 $ 5,152,725	$10,239,262

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Operations (Unaudited)

Cumulative Three Months Ended Six Months Ended from date of July 31, July 31, inception 2007 2006 2007 2006 June 26, 1996
Expenses General and administrative (Note 10) Consulting fees and payroll Stock-option compensation (Note 7) General exploration Amortization	$ 322,236 $ 82,404 $ 463,178 $ 162,551 $ 2,962,920 232,804 636,478 539,857 873,340 2,053,634 750,922 4,086,399 750,922 4,086,399 5,519,800 34,621 -56,900 -208,951 159,040 161,937 304,293 262,705 1,075,087
1,499,623 4,967,218 2,115,150 5,384,995 11,820,392
Loss before the following	(1,499,623) (4,967,218) (2,115,150) (5,384,995) (11,820,392)
Interest income Repayment of interest Write-off of advances to related company Write-off of mineral properties Gain on disposal of marketable securities Write-down of marketable securities Loss on sale in mineral properties Foreign exchange gain (loss)	121,620 130,693 222,240 139,943 632,274 ----(67,117) ----(75,506) ----(3,798,864) ----47,988 ----(407,105) ----(474,187) 301,079 398,320 774,281 (56,622) 689,650
Net loss	$ (1,076,924) $ (4,438,205) $ (1,118,629) $ (5,301,674) $ (15,273,259)
Basic and diluted loss per share (Note 8)	$ (0.01) $ (0.06) $ (0.01) $ (0.08)

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Other Comprehensive Loss (Unaudited)

	Three Months Ended July 31, 2007	Six Months Ended July 31, 2007
Net loss	$ (1,076,924)	$ (1,118,629)
Other comprehensive gain (loss) Net increase (decrease) in unrealized losses on available-for-sale marketable securities	4,179	(6,112)
Total other comprehensive loss	$ (1,072,745)	$ (1,124,741)

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Cumulative
Three Months Ended		Six Months Ended		from date of
July 31,		July 31,		inception
2007	2006	2007	2006	June 26, 1996

Share Capital Balance at beginning of period $ 27,828,669 $ 20,794,216 $ 25,403,464 $ 11,832,670 $ 2,513,184

Private placements, net of issue costs	-	(122,787)	-	12,407,592	21,776,134
Warrants valuation	-	-	-	(6,643,382)	(4,649,811)
Shares issued for mineral properties	-	-	-	-	972,579
Shares issued on stock options exercised	207,348	331,831	422,908	331,831	908,806
Fair value of stock options exercised	-	178,155	-	178,155	197,588
Shares issued on warrants exercised	203,712	332,223	1,863,179	2,732,676	5,999,255
Fair value of warrants exercised	78,893	60,185	629,071	734,281	1,715,040
Shares issued for services	-	-	-	-	184,590
Cancellation of shares held in escrow	-	-	-	-	(1,425,413)
Shares issued to brokers as compensation	-	-	-	-	126,670

Balance at end of period $ 28,318,622 $ 21,573,823 $ 28,318,622 $ 21,573,823 $ 28,318,622

Shares to be issued Balance at beginning of period Activity during the period Balance at end of period	$ $	79,838 (79,838) -	$ $	110,000 (110,000) -	$ $	---	$ $	119,325 $ (119,325) -$	---
Warrants Balance at beginning of period Fair value of warrants issued Fair value of warrants exercised Fair value of warrants expired Balance at end of period	$ $	2,937,889 -(57,997) (32,834) 2,847,058	$ $	7,409,295 -(60,185) (4,475) 7,344,635	$ $	3,546,935 -(629,071) (70,806) 2,847,058	$ $	1,440,009 $ 6,643,382 (734,281) (4,475) 7,344,635 $	-4,649,811 (1,715,040) (87,713) 2,847,058
Contributed Surplus Balance at beginning of period Cancellation of shares held in escrow Fair value of stock options granted Fair value of stock options exercised Expired warrants Balance at end of period	$ $	6,063,609 -750,922 -32,834 6,847,365	$ $	2,364,866 -4,086,399 (178,155) -6,273,110	$ $	6,025,637 -750,922 -70,806 6,847,365	$ $	2,364,866 $ -4,086,399 (178,155) -6,273,110 $	-1,425,413 5,531,827 (197,588) 87,713 6,847,365

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Cumulative Three Months Ended Six Months Ended from date of July 31, July 31, inception 2007 2006 2007 2006 June 26, 1996
Deficit Balance at beginning of period $ (14,937,075) $ (10,327,359) $ (14,895,370) $ (9,463,890) $ (740,740) Net loss (1,076,924) (4,438,205) (1,118,629) (5,301,674) (15,273,259)
Balance at end of period $ (16,013,999) $ (14,765,564) $ (16,013,999) $ (14,765,564) $ (16,013,999)
Accumulated other comprehensive income Balance at beginning of period $ 22,305 $ -$ -$ -$ -Transition adjustments [1] --32,596 -32,596 Net increase (decrease) in unrealized losses on available-for-sale marketable securities 4,179 -(6,112) -(6,112)
Balance at end of period $ 26,484 $ -$ 26,484 $ -$ 26,484
Total Shareholders' Equity $ 22,025,530 $ 20,426,004 $ 22,025,530 $ 20,426,004 $ 22,025,530

[1] Transition adjustments relate to the adoption of the new financial instruments accounting standards. Refer to Note 2.

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows (Unaudited)

Three Months Ended July 31, 2007 2006			Six Months Ended July 31, 2007 2006		Cumulative from date of inception June 26, 1996
Cash and cash equivalents provided by (used in):
Operating activities Net loss Operating items not involving cash: Amortization Stock-option compensation (Note 7) Stock options exercised in lieu of bonus Write-off of bad debt Write-off of mineral properties Loss on sale of mineral properties Gain on disposal of marketable securities Write-down of advances to related company Write-down of marketable securities Foreign exchange gain Changes in non-cash working capital: Sundry receivables and prepaids Accounts payable and accrued liabilities	$(1,076,924) $ 159,040 750,922 207,348 ------(512,685) (99,918) 14,107	(4,438,205) 161,937 4,086,399 --------(23,291) (372,700)	$(1,118,629) $ 304,293 750,922 422,908 ------(612,023) (47,803) 85,631	(5,301,674) $ (15,273,259) 262,705 1,075,087 4,086,399 5,519,800 -422,908 -20,950 -3,798,864 -474,187 -(47,988) -75,506 -407,105 -(612,023) (32,300) (258,424) (12,005) 287,788
Cash (used in) operating activities	(558,110)	(585,860)	(214,701)	(996,875)	(4,109,499)
Financing activities Issue of common shares, net of issue costs Shares to be issued Loans to related parties	203,712 (58,942) (6,016)	426,792 --	1,863,179 -(15,629)	15,348,299 --	31,973,660 -(213,521)
Cash provided by financing activities	138,754	426,792	1,847,550	15,348,299	31,760,139

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended July 31, 2007 2006	Cumulative Six Months Ended from date of July 31, inception 2007 2006 June 26, 1996
Investing activities Funds held in trust (Purchase) sale of short-term investments Additions to mineral properties Purchase of equipment Purchase of marketable securities Purchase of reclamation bond Proceeds on disposal of marketable securities Proceeds on sale of mineral properties Cash (used in) investing activities Change in cash and cash equivalents Effect of translation on foreign currency Cash and cash equivalents, beginning of period	-106,796 (5,068) 3,342 (1,150,655) (937,539) (38,947) (886,440) -(441,531) (163,522) -----(1,358,192) (2,155,372) (1,777,548) (2,314,440) 512,685 -10,835,641 14,443,971	--(20,950) 325,242 (13,346) (108,457) (2,451,155) (1,342,206) (15,177,452) (38,947) (1,219,905) (2,866,134) -(441,531) (1,057,976) (163,522) -(163,522) --690,859 --11,747 (2,328,382) (3,016,988) (18,691,885) (695,533) 11,334,436 8,958,755 612,023 -612,023 9,654,288 795,095 -
Cash and cash equivalents, end of period	$9,570,778 $ 12,129,531	$9,570,778 $ 12,129,531 $ 9,570,778

The accompanying notes are integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company's common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

2. Basis of Presentation and Accounting Policies

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended July 31, 2007 may not necessarily be indicative of the results that may be expected for the year ended January 31, 2008.

The consolidated balance sheet at January 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2007.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b)
Comprehensive income (loss)
Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.
(c)
Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Financial instruments, comprehensive income (loss) and hedges (continued)

(d)
Impact upon adoption of Sections 1530, 3855 and 3865
The primary impact on the interim consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:
(1)
The Company’s marketable securities are classified as “available-for-sale” and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company’s investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and July 31, 2007, the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At July 31, 2007, the Company's marketable securities are carried at fair market value.

(2) The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and

ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carryforwards of $5,887.

(3) The Company has evaluated the impact of section 3865 on its interim consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital;

(ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Mineral Properties

On a quarterly basis, management of the Company review exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2007.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

4. Equipment

July 31, January 31, 2007 2007

Cost

Exploration equipment $ 2,847,520 $ 2,808,573 Office equipment 21,253 21,253

2,868,773 2,829,826

Accumulated amortization

Exploration equipment 1,063,110 759,636 Office equipment 14,617 13,798

1,077,727 773,434

Net carrying value

Exploration equipment 1,784,410 2,048,937 Office equipment 6,636 7,455

$ 1,791,046 $ 2,056,392

5. Share Capital Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued

Changes in the Company's share capital were as follows:

Common shares issued Shares Amount

Balance, January 31, 2007 78,275,275 $ 25,403,464 Shares issued on warrants exercised 4,289,550 1,863,179 Fair value of warrants exercised -629,071 Shares issued on stock options exercised 1,515,000 422,908

Balance, July 31, 2007 84,079,825 $ 28,318,622

On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. As at July 31, 2007, the Company had not made any purchases under this normal course issuer bid. Subsequent to July 31, 2007, the Company purchased 91,000 common shares of the Company at a cost of $45,354. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

6.	Warrants
The following table reflects the continuity of warrants:
	Number of Warrants		Weighted Average Exercise Price CDN ($)
	Balance, January 31, 2007 Exercised Expired	11,219,283 (4,289,550) (441,737)	$ 1.22 0.50 0.50
	Balance, July 31, 2007	6,487,996	$ 1.75

The following table reflects the fair value of share purchase warrants currently outstanding as at July 31, 2007:

Expiry Date	Exercise Price CDN ($)		Number of Warrants	Fair Value ($)
April 26, 2008	1.75		6,487,996	2,847,058
7.	Stock Options
	The following table reflects the continuity of stock options:
	Number of Stock Options		Weighted Average Exercise Price CDN ($)
	Balance, January 31, 2007 Exercised Granted Cancelled	7,826,500 (1,515,000) 2,015,000 (500,000)	$ 0.79 0.31 0.60 1.44
	Balance, July 31, 2007	7,826,500	$ 0.80

On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.65% and an expected life of 5 years. For the three and six months ended July 31, 2007, the value assigned to the options was $750,922 ($803,985 CDN).

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

7. Stock Options (Continued)

The following table reflects the stock options outstanding and exercisable as at July 31, 2007:

Exercise Price Options Fair Expiry Date CDN ($) Outstanding Value ($)

December 12, 2008 0.265 220,000 27,734 May 4, 2009 0.36 675,000 127,386 April 13, 2010 0.39 800,000 238,022 May 16, 2010 0.29 1,080,000 232,098 January 20, 2011 0.87 130,000 90,731 May 2, 2011 1.44 2,623,000 3,088,220 October 13, 2011 0.75 283,500 162,005 July 13, 2012 0.60 2,015,000 750,922

7,826,500 4,717,118

8. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

Three Months Ended Six Months Ended July 31, July 31, 2007 2006 2007 2006

Numerator: Loss for the period $ (1,076,924) $ (4,438,205) $ (1,118,629) $ (5,301,674)

Denominator:

Weighted average number of common

share outstanding for basic and diluted

loss per share 83,986,900 78,043,975 81,840,002 69,115,974

Basic and diluted loss per share $ (0.01) $ (0.06) $ (0.01) $ (0.08)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three and six months ended July 31, 2007 and July 31, 2006 as their inclusion would be antidilutive.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

9. Related Party Transactions

July 31, January 31, 2007 2007

Due from related parties: The President and Director of the Company (i) $ 19,297 $ 17,402 Sharpe Resources Corporation (ii) 118,718 104,984

$ 138,015 $ 122,386

(i)
This advance is unsecured, non-interest bearing and has no set terms of repayment
(ii)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three and six months ended July 31, 2007 include stock options exercised in lieu of a bonus of $153,826 and $369,386 (three and six months ended July 31, 2006 - $170,000) and salary of $57,691 and $124,997 (three and six months ended July 31, 2006 - $75,897 and $102,391) paid to the President of the Company and salary of $13,848 and $30,004 (three and six months ended July 31, 2006 - $nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $23,648 and $47,553 for the three and six months ended July 31, 2007 (three and six months ended July 31, 2006 - $12,749 and $25,919) paid to an employee who is also a family member of the President and Director of the Company. These amounts were capitalized to mineral properties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. General and Administrative

Three Months Ended Six Months Ended July 31, July 31, 2007 2006 2007 2006

Advertising and promotion $ 22,793 $ 798 $ 37,266 $ 28,242 Corporate development 65,005 50,950 99,246 74,473 Insurance 10,450 4,523 23,035 11,559 Office and general 46,932 16,726 77,123 33,864 Professional fees 175,241 9,380 224,693 13,429 Travel 1,815 27 1,815 984

$ 322,236 $ 82,404 $ 463,178 $ 162,551

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2007 (Unaudited)

11. Contingencies and Commitments

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company. The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company’s business relationships or becoming involved in a sale or merger of the Company or any of its assets. Trial was originally scheduled to begin on September 14, 2007 but has been continued to March 2008.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.